YUKON-NEVADA GOLD CORP. ANNOUNCES PRIVATE PLACEMENT

Vancouver, BC – March 17, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that the Company has negotiated a $720,000 non-brokered private placement to sell up to 12,000,000 units (the “Units”) at a price of $0.06 per Unit. A finder’s fee of 10% payable in cash and/or Units is payable on a portion of the private placement. In accordance with Section 607(g)(i) of the TSX Company Manual, as the maximum aggregate number of securities issuable by the Company pursuant to private placements closed on February 27, 2009 and this private placement aggregate 93,199,998 shares (including any finder’s fees), or 34.18% of the Company’s issued and outstanding share capital prior to completion of the above private placements, closing of the private placement is subject to shareholder approval, which will be acquired by written consents pursuant to Section 604(d) of the TSX Company Manual. Votes attaching to the shares issued and to be issued pursuant to the above private placements will not be included for the purposes of obtaining such shareholder approval.

Each Unit will consist of one common share (a “Share”) and one share purchase warrant (the “Warrant”). The Warrant can be exercised to purchase one additional common share (a “Warrant Share”) at a price of $0.08 per share within 24 months of closing of the private placement. Closing of the private placement is subject to acceptance by the Toronto Stock Exchange.

One director of the Company, Robert E. Chafee, is participating in the private placement and is subscribing for 3,333,333 Units. The maximum number of Shares to be issued to Mr. Chafee, including Shares underlying the Warrants, would be 6,666,666 Shares, being 2.21% of the Company’s current issued and outstanding Shares or 2.13% of the Company’s then issued share capital. Upon completion of the private placement and the exercise of his Warrants, Mr. Chafee would then hold, including currently held Shares, 3.61% of the Company’s issued share capital.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

The proceeds of the private placement transaction will be used for the resumption of milling at the Company’s Jerritt Canyon Mine, Nevada and for working capital.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.